UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 21, 2022

FIRST SEACOAST BANCORP

(Exact Name of Registrant as Specified in Charter)

Federal	001-38985	84-2404519
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

633 Central Avenue, Dover, New Hampshire		03820
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (603) 742-4680

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	FSEA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On December 21, 2022, First Seacoast Bancorp (the “Company”), the holding company for First Seacoast Bank, issued a press release announcing the increase in the maximum stock purchase limits applicable to the stock offering being conducted by First Seacoast Bancorp, Inc., the proposed successor to the Company, in connection with the conversion of First Seacoast Bancorp, MHC from mutual to stock form and that First Seacoast Bancorp, Inc. has commenced a syndicated community offering. For additional information, refer to the press release dated December 21, 2022, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release dated December 21, 2022

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 22, 2022	FIRST SEACOAST BANCORP

	By:	/s/ Richard M. Donovan
Richard M. Donovan
Senior Vice President and Chief Financial Officer

Exhibit 99.1

PRESS RELEASE

Contact:

James R. Brannen

President and Chief Executive Officer

First Seacoast Bancorp

(603) 742-4680

First Seacoast Bancorp Increases Maximum Purchase Limits,

and First Seacoast Bancorp, Inc. Commences Syndicated Community Offering

Dover, NH; December 21, 2022 – First Seacoast Bancorp (Nasdaq: “FSEA”), the holding company for First Seacoast Bank, announced today the increase in the maximum purchase limits in the stock offering being conducted by First Seacoast Bancorp, Inc., the proposed successor to First Seacoast Bancorp, in connection with the conversion of First Seacoast Bancorp, MHC from mutual to stock form. Both the maximum individual purchase limit and the maximum group limit have been increased from 40,000 shares ($400,000) to 5% of the shares issued in all categories of the stock offering. At the minimum of the offering range disclosed in First Seacoast Bancorp, Inc.’s prospectus dated November 14, 2022, the new limits equate to $1,402,500 (140,250 shares).

Consistent with the prospectus dated November 14, 2022, as supplemented by the prospectus supplement dated December 21, 2022, only those persons who subscribed for the maximum number of shares in the subscription offering or the community offering will be resolicited and given the opportunity to order additional shares up to the new purchase limits. Supplemental stock order forms will be distributed to those subscribers. A properly completed supplemental stock order form for any increased stock order, together with full payment of immediately available funds, must be received by First Seacoast Bancorp, Inc. (not postmarked) by 2:00 p.m., Eastern time, on January 4, 2023. All other eligible subscribers who submitted valid stock order forms in the subscription offering or the community offering will have their stock orders filled in full.

First Seacoast Bancorp, Inc. has commenced a syndicated community offering to sell the shares of common stock not subscribed for in the subscription offering or the community offering, both of which expired on December 16, 2022. In the subscription offering and the community offering, First Seacoast Bancorp, Inc. received valid stock orders for approximately 48.8% of the shares offered for sale at the 2,805,000-share minimum of the offering range. Keefe, Bruyette & Woods, Inc. acted as marketing agent in the subscription offering and the community offering.

The terms and conditions of the syndicated community offering are more fully set forth in First Seacoast Bancorp, Inc.’s prospectus dated November 14, 2022, as supplemented by a prospectus supplement dated December 21, 2022. The offering of shares in the syndicated community offering is made only by the prospectus, as supplemented by the prospectus supplement, and shares may only be ordered by using the stock order forms provided by First Seacoast Bancorp, Inc. The syndicated community offering will expire at 2:00 p.m., Eastern time, on January 17, 2023, but First Seacoast Bancorp, Inc. reserves the right to select an earlier expiration time and date once it receives valid orders for at least 2,805,000 shares of common stock at the minimum of the offering range, inclusive of the valid orders received in the subscription offering and the community offering. Keefe, Bruyette & Woods, Inc. is managing the syndicated community offering and is not obligated to purchase any shares offered for sale in the syndicated community offering.

Completion of the conversion and stock offering remains subject to final regulatory approval, the approval of the stockholders of First Seacoast Bancorp and the members of First Seacoast Bancorp, MHC, and the sale of at least 2,805,000 shares of common stock at the minimum of the offering range. First Seacoast Bancorp intends to close the stock offering at the minimum of the offering range.

About First Seacoast Bank

First Seacoast Bank is a federally-chartered stock savings bank serving the financial needs of residents of the Seacoast region of New Hampshire. First Seacoast Bank operates four full-service offices in Strafford County, New Hampshire, and one full-service office in Rockingham County, New Hampshire.

Forward-Looking Statements

This press release contains certain forward-looking statements about the conversion and stock offering. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may”. Forward-looking statements, by their nature, are subject to risks and uncertainties. Certain factors that could cause actual results to differ materially from expected results include that the proposed transaction may not be timely completed, if at all, that required regulatory, stockholder and member approvals are not timely received, if at all, or that other customary closing conditions are not satisfied in a timely manner, if at all.

Important Additional Information and Where to Find It

First Seacoast Bancorp, Inc. has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 that includes a proxy statement of First Seacoast Bancorp and a prospectus of First Seacoast Bancorp, Inc., as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF FIRST SEACOAST BANCORP ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT, AND THE PROSPECTUS CAREFULLY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When filed, these documents and other documents relating to the proposed transaction can be

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obtained free of charge from the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free-of-charge from First Seacoast Bancorp upon written request to First Seacoast Bancorp, 633 Central Avenue, Dover, New Hampshire 03820, Attention: James R. Brannen, or by calling (603) 742-4680.

Participants in the Solicitation

First Seacoast Bancorp and its directors and its executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information regarding First Seacoast Bancorp’s directors and executive officers is available in its definitive proxy statement for its 2022 Annual Meeting of Stockholders, filed with the SEC on April 14, 2022. Other information regarding the participants in the proxy solicitation will be contained in the proxy statement, the prospectus, and other relevant materials filed with the SEC, as described above.

This press release is neither an offer to sell nor a solicitation of an offer to buy the common stock of First Seacoast Bancorp, Inc. The offer is made only by the prospectus, as supplemented by the prospectus supplement, and when accompanied by a stock order form. The shares of common stock being offered for sale by First Seacoast Bancorp, Inc. are not savings accounts or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

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